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Exhibit 5.1
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MedQuist Inc. - 2002 Fourth Quarter and Full Year Conference Call:
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         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman, President and Chief Executive Officer of the Company. Also on the call today are Brian Kearns, our Chief Financial Officer, and John Suender, our Chief Legal Officer.
         I first would like to make a brief opening statement and then open the call to your questions and comments.
         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.
         While the economic environment remains difficult, we remain focused on the future and on all the things we can control. As you will see from our financial results, our fourth quarter performance was in line with management guidance provided during our third quarter earnings call.
         Our NTP roll out is on schedule. Although it will require a significant effort to meet our target of $80 million on the platform by the end of June, we believe that goal is still achievable. Our dedicated and talented team of professionals is working hard to deliver on that goal.

         We continue to believe that our company's transition to a document management company will allow us to demonstrate MedQuist's clear value to the marketplace. Transcription is our bread and butter, but our strategy is to lever that foundation into something even greater. Our ASP software will lead the way into not only healthcare institutions, but also any business that has correspondence. CodeRunner, our innovative coding software, will put us in the drivers seat to expand our coding initiative.
         Our efforts in integrating the Lanier Healthcare acquisition are progressing according to plan. We recently held a National Sales Conference in Atlanta that was well attended and upbeat. The Lanier sales force is one of the best in the healthcare services industry and we are managing this asset aggressively to maximize our distribution channel effectiveness. We expect this effort should revitalize our recent sluggish organic revenue growth, hopefully into low double-digit growth. Again, this will be no small task, but the sales force appears to be ready and willing to move forward engaging our hospital clients with the full suite of MedQuist products and services. It's full speed ahead for the MedQuist sales effort.
         We have also made progress in our technology development efforts, specifically regarding automated voice recognition. While this technology is still not quite ready for prime time in all areas of healthcare, there are certainly very real opportunities that exist today. We believe that going forward, we are well positioned to appreciate productivity enhancements through the creative use of this cutting edge technology. We believe that the use of this technology in partnership with Philips will help us maintain and even enhance our strong position in the medical transcription business.
         On a final note, as many of you are already aware, I have formally announced my retirement as CEO of MedQuist, which will be effective this July, at the end of my three-year employment contract. During my 30-year career with this company, I have worked hard to successfully grow MedQuist from a small local business into the largest medical transcription enterprise in the world. Along the way, I have made many long lasting friendships, including those with many of you on the call today. I have spent the last few years assembling the best management team in our industry and I believe they are very well positioned to expand our leadership role in healthcare document management.

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         At this time I would like to turn it over to Brian Kearns for a review of our financial results.
         Thank you David and good morning everyone.
         For the fourth quarter:
         MedQuist generated revenue of $128.8 million and EBITDA of $23.1 million or 17.9% of revenue. Operating income was $16.2 million and earnings per share were $0.27, flat compared to the same period last year. Excluding the gain on the adjustment of our restructuring reserves, earnings per share were $0.26.
         For full-year 2002:
         MedQuist generated revenue of $486 million and EBITDA of $97 million or 19.9% of revenue. Operating income was $71 million and earnings per share were $1.16. Excluding the gain on the adjustment of our restructuring reserves, earnings per share were $1.15.
         At December 31, 2002, MedQuist had $142 million in working capital including $103 million in cash. Accounts receivable were $86 million and DSO remained in the low 60's, at 61 days, which is a decrease of one day from the September quarter. The Company had essentially zero debt and shareholders equity was over $410 million.
         At this time I will turn the presentation over to John Suender, MedQuist's Chief Legal Officer.
         During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2001 and our form 8-K filed in relation to today's call. In addition, more detailed unaudited financial information can be found in the earnings release we issued this morning and in the Form 8-K filed in relation to today's call.
         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.